UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 7)*

Gulfport Energy Corporation

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

402635502

(CUSIP Number)

Steven Weiser

Silver Point Capital, L.P.

2 Greenwich Plaza, Suite 1

Greenwich, CT 06830

203-542-4200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 11, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 402635502

1	NAMES OF REPORTING PERSONS Silver Point Capital, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER* -0-
	8	SHARED VOTING POWER* 7,369,367
	9	SOLE DISPOSITIVE POWER* -0-
	10	SHARED DISPOSITIVE POWER* 7,369,367

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 7,369,367
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED IN ROW (11)* 36.9%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA, PN

*	See Item 5.
1

As reported in the Company’s final prospectus supplement filed under Rule 424(b)(4) with the Securities and Exchange Commission on December 12, 2023, as of December 8, 2023, there were 18,235,272 shares of common stock (the “Common Stock”), and 44,878 shares of the Issuer’s Series A Convertible Preferred Stock (the “Preferred Stock”) issued and outstanding. Percent ownership calculations in this Schedule 13D are calculated by using (a) 18,235,272 shares of Common Stock outstanding plus (b) 1,695,929 shares of Common Stock issuable upon the conversion of the 23,743 shares of Preferred Stock outstanding beneficially owned by the Reporting Persons.

SCHEDULE 13D

CUSIP NO. 402635502

1	NAMES OF REPORTING PERSONS Edward A. Mulé
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER* -0-
	8	SHARED VOTING POWER* 7,369,367
	9	SOLE DISPOSITIVE POWER* -0-
	10	SHARED DISPOSITIVE POWER* 7,369,367

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 7,369,367
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED IN ROW (11)* 36.9%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	See Item 5

SCHEDULE 13D

CUSIP NO. 402635502

1	NAMES OF REPORTING PERSONS Robert J. O’Shea
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER* -0-
	8	SHARED VOTING POWER* 7,369,367
	9	SOLE DISPOSITIVE POWER* -0-
	10	SHARED DISPOSITIVE POWER* 7,369,367

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 7,369,367
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED IN ROW (11)* 36.9%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	See Item 5

Explanatory Note

This Amendment No. 7 (the “Amendment”) amends the statement on Schedule 13D originally filed by the Reporting Persons on May 27, 2021, as amended by Amendment No. 1 filed by the Reporting Persons on June 10, 2021, as further amended by Amendment No. 2 filed by the Reporting Persons on June 21, 2021 as further amended by Amendment No. 3 filed by the Reporting Persons on June 23, 2023, as further amended by Amendment No. 4 filed by the Reporting Persons on June 28, 2023, as further amended by Amendment No. 5 filed by the Reporting Persons on September 8, 2023, and as further amended by Amendment No. 6 filed by the Reporting Persons on December 6, 2023 (as amended, the “Schedule 13D”). Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to such terms in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

Item 4.	PURPOSE OF TRANSACTION

Item 4 is hereby supplemented as follows:

On December 11, 2023, Silver Point Capital Fund, L.P., Silver Point Capital Offshore Master Fund, L.P. by SPCP Offshore IV, Inc. as its designated affiliate, Silver Point Distressed Opportunities Fund, L.P., Silver Point Distressed Opportunity Institutional Partners, L.P. and certain other stockholders (the “Sellers”) entered into that certain Underwriting Agreement (the “Underwriting Agreement”) with the Issuer and J.P. Morgan acting as the lead underwriter (the “Underwriter”), pursuant to which the Sellers agreed to sell to the Underwriter an aggregate of 653,464 shares of Common Stock at a price of $128.21 per share (the “Offering”). As a result, Silver Point Capital Fund, L.P. Silver Point Capital Offshore Master Fund, L.P. by SPCP Offshore IV, Inc. as its designated affiliate, Silver Point Distressed Opportunities Fund, L.P., and Silver Point Distressed Opportunity Institutional Partners, L.P. sold an aggregate of 550,000 shares of Common Stock. In connection with the Offering, the Sellers, Silver Point Distressed Opportunities Offshore Master Fund, L.P. by DOF Offshore III, Inc as its designated affiliate, and Silver Point Distressed Opportunity Institutional Partners Master Fund (Offshore), L.P. by DOF IP Offshore II, Inc. as its designated affiliate entered into an agreement (the “Lock-Up Agreement”) pursuant to which the parties have agreed that, during the period commencing on December 11, 2023 and ending at the close of business 30 days after the date of the final prospectus related to the Offering, subject to certain exceptions, the parties to the Lock-Up Agreement will not offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, direct or indirectly, any shares beneficially owned, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the shares without the prior written consent of the representatives of the prospective underwriters. This summary of the Lock-up Agreement does not purport to be complete and is qualified in its entirety by reference to the Lock-up Letter, which is attached as Exhibit 6.

Other than as described above, the Reporting Persons do not have any current plan or proposal that relates to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby supplemented to add the following as exhibits:

(a)

The responses of the Reporting Persons to rows (7) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference. The Reporting Persons currently beneficially own 7,369,367 shares, consisting of (a) 5,673,438 shares plus (b) 1,695,929 shares issuable upon the exercise of 23,743 shares of Preferred Stock. These amounts do not include up to 24,412 Reserved Shares, which amounts may be received at a later date as a distribution in connection with the Plan.

As reported in the Company’s final prospectus supplement filed under Rule 424(b)(4) with the SEC on December 12, 2023, as of December 8, 2023, there were 18,235,272 shares of Common Stock and 44,878 shares of Preferred Stock issued and outstanding (which shares of Preferred Stock vote together on an as-converted basis with the Common Stock as a single class). Percent ownership calculations in this Schedule 13D are calculated by using (a) 18,235,272 shares of the Issuer’s Common Stock outstanding plus (b) 1,695,929 shares of Common Stock issuable upon the conversion of the 23,743 shares of Preferred Stock beneficially owned by the Reporting Persons. Assuming conversion of all outstanding shares of the Issuer’s Preferred Stock, the Reporting Persons beneficially own approximately 34.3% of the outstanding voting securities of the Issuer (including in the denominator all 3,205,571 shares of common stock issuable upon the conversion of the Preferred Stock outstanding).

(b)	The responses of the Reporting Persons to rows (7) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference.

(c)	The disclosure in Item 4 herein is incorporated by reference.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 is hereby supplemented to add the following as exhibits:

Exhibit 1	Joint Filing Agreement, dated as of December 13, 2023, by and among the Reporting Persons.

Exhibit 2	Cooperation Agreement, dated as of May 17, 2021, by and among Gulfport Energy Corporation and Silver Point Capital, L.P. (incorporated herein by reference to Exhibit 10.3 of the Issuer’s Form 8-K filed with the SEC on May 17, 2021).

Exhibit 3	Power of Attorney of Edward A. Mulé (incorporated herein by reference to Exhibit B to Schedule 13G filed by Silver Point Capital, L.P., Edward A. Mulé and Robert O’Shea with the SEC on February 16, 2016 relating to TopBuild Corp.).

Exhibit 4	Power of Attorney of Robert O’Shea (incorporated herein by reference to Exhibit C to Schedule 13G filed by Silver Point Capital, L.P., Edward A. Mulé and Robert O’Shea with the SEC on February 16, 2016 relating to TopBuild Corp.).

Exhibit 5	Registration Rights Agreement dated as of May 17, 2021, by and among the Issuer and the other parties signatory hereto (incorporated herein by reference to Exhibit 10.2 of the Issuer’s Form 8-K filed with the SEC on May 17, 2021).

Exhibit 6	Form of Lock-Up Agreement, dated as of December 11, 2023, by and among The Mainstay MacKay High Yield Corporate Bond Fund, The Mainstay VP High Yield Corporate Bond Portfolio, Silver Point Capital Fund, L.P., Silver Point Capital Offshore Master Fund, L.P., Silver Point Distressed Opportunities Fund, L.P., Silver Point Distressed Opportunity Institutional Partners, L.P., Silver Point Distressed Opportunities Offshore Master Fund, L.P. by DOF Offshore III, Inc as its designated affiliate, and Silver Point Distressed Opportunity Institutional Partners Master Fund (Offshore), L.P. by DOF IP Offshore II, Inc. as its designated affiliate.

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 13, 2023

Silver Point Capital, L.P.

By:	/s/ Steven Weiser
Name:	Steven Weiser
Title:	Authorized Signatory

Edward A. Mulé

By:	/s/ Steven Weiser
Name:	Steven Weiser
Title:	Attorney-in-fact

Robert J. O’Shea

By:	/s/ Steven Weiser
Name:	Steven Weiser
Title:	Attorney-in-fact